

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-mail
H. Kerr Taylor
Chairman, President and Chief Executive Officer
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

> **Re:** **AmREIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 19, 2011**
> **File No. 333-175663**

Dear Mr. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   We note your statement on p. i and ii that the projections attributed to Reis and Nielsen in the prospectus have not been expertized. However, we also note that the section entitled "Our Industry and Market Opportunity" includes numerous projections that are expressly attributed to Reis or Nielsen and seem to have been made based on their expertise with respect to the subject matter covered. Please provide an analysis as to why Reis and Nielsen should not be considered experts for purposes of Rule 436. To the extent these projections are meant to be attributed to the company, please revise the disclosure in the section entitled "Our Industry and Market Opportunity" to make this clearer to investors.

3.   Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- In 2010, Texas was home to 57 Fortune 500 firms, the highest concentration in any one U.S. state after California, page 75;

- In 2010, Texas was ranked as the number one state in the U.S. in terms of export revenues for the ninth year in a row, with exports totaling $206.6 billion for the year, page 75;

- In addition to favorable macroeconomic factors, Texas also benefits from a limited supply of new commercial real estate, as new construction deliveries have dropped to nearly zero due to the difficulty of obtaining construction financing, page 76;

- Within our core markets of Houston, Dallas, San Antonio and Austin, new construction deliveries in the first quarter of 2011 accounted for less than one-half of one percent of total existing inventory, page 76; and

- Moreover, the three-mile radius outside of AmREIT's Houston assets has an average household income of $110,162, page 77.

4.   We note that the company plans to conduct exchange offers for the class A shares following this offering. Please confirm that these offers will be conducted in compliance with the Exchange Act Rule 13e-4. In addition, please provide your analysis as to why the disclosure of the planned exchange offers in the prospectus should not be considered the first public announcement of the offer under the tender offer rules.

Our Competitive Strengths, page 2

5.   We note your statement on page 2 that you were able to increase rental rates by an average of 7.3% on lease renewals and 6.6% on new leases from January 2006 through December 2010. However, we also note your disclosure on page 94 that shows significantly reduced lease rollover percentage increases in 2009-2010 as compared to 2006-2007, and negative lease rollover percentages for the three months ended March 31,

2011. Please revise to provide more balanced disclosure of your lease rollover percentages that addresses more recent rollover trends. In addition, please include the statement disclosed on page 51 regarding your belief about the relationships between your current lease rates and market rents.

Our Distribution Policy, page 9

6.   Please revise to clarify whether the board intends to maintain the current dividend rate following the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rental Rates, page 51

7.   Refer to your historical leasing activity table on page 94. From the table, it appears that your annualized base rent per square foot you have been able to achieve for your new leases and renewals has been declining when compared with your expiring annualized base rent per square foot over the past 5 years. Please revise your MD&A to discuss this trend or tell us why such disclosure would not be important to an investor's understanding of your financial condition. See Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 55

8.   We note that you have disclosed same store net operating income. Please revise to disclose how you determined which properties to include in your same store pool for the periods covered. In particular, please note if a property that was owned in both periods has been excluded from the same store pool, such as a result of undergoing renovation or re-positioning.

Comparison of the Three Months Ended March 31, 2011 to the Three Months Ended March 31, 2010, page 55

9.   For each of the periods compared, please provide more detail regarding the relative contribution of changes in occupancy and changes in rents to your changes in rental income.

Liquidity and Capital Resources, page 67

10.   Please advise us why you present a debt-to-gross assets ratio for historical leverage but a debt-to-enterprise value for pro forma leverage.

Our Industry and Market Opportunity, page 74

11.   Please define the following terms so that an investor who is unfamiliar with your industry can understand what you mean:

- MSA, page 76; and

- Negative net absorption, page 79.

Historical Leasing Activity, page 94

12.   For both new leases and renewals, please add a row reflecting your leasing commissions and tenant improvements on a per square foot basis.

Executive Compensation

Peer Groups for Executive Compensation Purposes, page 126

13.   We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey and the 2010 National Real Estate Compensation and Benefits Survey prepared by CEL& Associates as well as SEC filings from your peer group companies to provide it with relevant market data regarding compensation. Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data. To the extent that you benchmarked your compensation, please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.

Underwriting, page 179

14.   Please identify the specific underwriters whose affiliates will participate in the credit line.

Direct Operating Expenses, page F-71

15.   We note the disclosure that interest expense is excluded from the summary. However, it appears that interest expense is included in the summary. Please revise or advise.

Exhibits

16.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael E. McTiernan
Assistant Director

cc: John A. Good
        Bass, Berry & Sims PLC
        Via E-mail